

Mail Stop 3720

January 5, 2009

Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE:** **NIVS IntelliMedia Technology Group, Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed December 24, 2008**
> **File No. 333-153005**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

November 2008 Debt Repayment and Set-Off Agreement, page 4

1. Please disclose the total number and amount of loans the company made directly or indirectly to Mr. Li and his related companies after the closing of the share exchange.

December 2008 Agreement to Convert Debt to Shares, page 4

2. Please discuss the increase in Mr. Li's beneficial ownership that will result from the debt conversion.

Executive Compensation, page 54

3. Please revise to include disclosure under Item 402 of Regulation S-K for the fiscal year ended December 31, 2008.

Certain Relationships and Related Transactions, page 58

Policy for Approval of Related Party Transactions, page 60

4. Please provide a more detailed explanation of your policy for approval of related party transactions. See Regulation S-K Item 404(b)(1) for guidance.

5. Please provide the disclosure required by Regulation S-K Item 404(b)(2). For example, disclose whether the loans between the company and Mr. Li and his related parties required review and pre-approval by the Audit Committee and whether the company's policy for approval of related party transactions was followed.

Report of Independent Registered Public Accounting Firm, page F-2

6. We note that management has restated the audited financial statements for the years ending December 31, 2007 and 2006, respectively, to correct your accounting for the loans made to Related Parties, reclassifying them as equity transactions and not receivables. It appears that Kempisty & Company should recognize this restatement, as well as the restatement disclosed in Note 1, in their report on your audited financial statements pursuant to PCAOB Auditing Standard No. 6. Please have them revise their report and explain to us their full compliance with paragraphs 9 and 10 of AS No. 6.

Consolidated Balance Sheets, Changes in Stockholders' Equity, and Cash Flows

7. Please indicate above each affected column in your Balance Sheets, Statements of Operations, Statements of Changes in Stockholders' Equity, and Statements of Cash Flows that the amounts presented have been restated.

1. Restatement of Previously Issued Financial Statements, page F-7

8. In light of your restatement of the financial statement to correct the accounting error, please update your footnote in accordance with SFAS 154, paragraph 26.

24. Balance Sheet of the Registrant's parent at September 30, 2008 in 000's (UNAUDITED), page F-25

9. We note your response to comment 3 and the information provided in footnote 24. However, the information that should be provided pursuant to 5-04(c) Schedule I and 12-04 of Regulation S-X is the standalone financial statements and related information of the registrant, not the registrant's parent company. As we indicated in a previous comment, we note your disclosure stating that you are subject to the regulations of the PRC which restrict the transfer of cash from China, except under specific circumstances. Since NIVS IntelliMedia Technology Group, Inc is the parent company of consolidated subsidiaries with restricted assets, it appears you should provide within your Form S-1 condensed financial information of this company on an unconsolidated basis. In addition, note that 5-04(c) of Regulation S-X requires that these financial statements be audited for the same periods that the related consolidated financial statements have been examined by your accountant. Refer to 12-04 (a) and (b), 5-04(c), and SAB Topic 6:K.2 for guidance.

Form 8-K

10. We note that management has restated the audited financial statements for the years ending December 31, 2007 and 2006, and the unaudited financial statements for the periods ending September 30, 2008 and 2007, respectively, to correct your accounting error related to your related party receivables. Accordingly, it appears you are indicating non-reliance on your previously issued financial statements. A company must file an Item 4.02 Form 8-K within four business days of the event that triggered the filing obligation. Please explain to us why you believe an Item 4.02 Form 8-K filing was not required under these facts and circumstances or revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your

Tianfu Li
NIVS IntelliMedia Technology Group, Inc
January 5, 2009
Page 4

responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph O. Cascarano, Staff Accountant, at (202) 551- 3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have any questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ahn Q. Tran, Esq.
         Via facsimile (310) 552-5007